NO ACT

DC
PC 12-17-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024858

Received SEC
FEB 12 2008
Washington, DC 20549

February 12, 2008

Act: 1934
Section:
Rule: 14A8
Public Availability: 2/12/2008

Jonathan M. Gottsegen
Director
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Gottsegen:

This is in response to your letters dated December 17, 2007 and January 3, 2008 concerning the shareholder proposal submitted to Home Depot by William Steiner. We also have received letters on the proponent's behalf dated December 28, 2007, January 3, 2008, and January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 17, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A-C. A copy of this letter, including Exhibits A-C, is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around April 11, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

"RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The Proposal provides for an amendment to the Company's By-Laws requiring separation of the positions of Chairman of the Board and Chief Executive Officer of the Company and that the position of Chairman be held by an independent director. The Company intends to omit the Proposal on the following grounds:

A. *Rule 14a-8(i)(1) - Improper Subject for Shareholder Action*

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from a company's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal may be excluded under this rule for two reasons: (i) it mandates action and usurps the authority of the Board of Directors under Delaware law and (ii) it would result in an impermissible delegation of Board authority.

It is important to note that the Proposal is mandatory rather than advisory. The Staff has agreed that shareholder mandates that intrude on the authority of the board of directors are properly excludable under Rule 14a-8(i)(1). See, Community Bancshares, Inc. (Mar. 15, 1999); RJR Nabisco Holding Corp. (Feb. 23, 1998); Eastman Kodak Co. (Feb. 20, 1985); and Tele-Communication, Inc. (Mar. 9, 1995). The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Delaware Supreme Court has also stated that "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v Lewis, 473 A.2d 805, 811 (Del. 1984).* Based upon this principle, the court has stated that arrangements which "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters" violate Delaware law.

Chapin v. Benwood Foundation, Inc., *402 A.2d 1205, 1211 (Del. Ch. 1979)* (quoting *Abercrombie v. Davies*, *123 A.2d 893, 899 (Del. Ch. 1956)*, rev'd on other grounds, *130 A.2d 338 (Del. 1957)*, aff'd sub. nom., *415 A.2d 1068)*.

The Staff has noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. See Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976). Nothing in other sections of the DGCL, the Company's Certificate of Incorporation or By-Laws restricts the Board of Directors' authority in such corporate matters. Indeed, Section 142(a) of the DGCL provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the by-laws or determined by the board of directors." Similarly, the Company's By-Laws provide that officers of the Company, which specifically include the Chairman of the Board and the Chief Executive Officer, are to be elected by the Board of Directors and hold office at the pleasure of the Board. These provisions bolster the clear authority of the Board in this area and renders the Proposal improper under Rule 14a-8(i)(1).

A separate but equally compelling basis for exclusion is that the Proposal would result in an unauthorized delegation of power to shareholders. The board of directors of a Delaware corporation may not delegate to others their decision making authority on matters where they are required to exercise their business judgment. *Rosenblatt v Getty Oil Co.*, *C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983).* Nor can the board delegate its decision-making authority to shareholders. *Paramount Communications, Inc. v. Time, Inc.*, *571 A.2d 1140, 1154 (Del. 1989)*; *Smith v. Van Gorkom*, *488 A.2d 858, 873 (Del. 1985)*.

Adoption of the Proposal would require the Board to remove Mr. Blake from his position as Chief Executive Officer and/or Chairman of the Board, regardless of whether that removal is in the best interests of the Company and its shareholders. This is an impermissible interference with the management of the Company by shareholders and shifts the power to remove officers to shareholders, both of which are contrary to Delaware law and the Company's Certificate of Incorporation and By-Laws. Because the Proposal seeks this result, it is an improper subject for shareholder action and may be excluded pursuant to Rule 14a-8(i)(1).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(1).

B. Rule 14a-8(i)(2) - Implementation of Proposal Would Cause Company to Violate Delaware Law

Rule 14a-8(i)(2) provides that a registrant may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the company to violate any state or federal law. The Company believes that it may exclude the Proposal as the implementation of the Proposal would violate Delaware law in three ways: (i) conflict with the provisions of the Company's Certificate of Incorporation, (ii) be inconsistent with the Company's By-Laws, and (iii) require the Company to breach the employment agreement, dated January 23, 2007 and attached as Exhibit C, that the Company entered into with Mr. Francis S. Blake (the "Employment Agreement").

First, Section 109 of the DGCL requires that by-law provisions not be inconsistent with the law or the certificate of incorporation. 8 Del. C. § 109(b). Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is a nullity. *Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990); Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991).*

The Proposal requires that the Company's By-Laws be amended such that the Chief Executive Officer and Chairman be different individuals, and that the Chairman be a director who is independent from the Company. This would directly conflict with the Board's power under Article Sixth, Section 4 of the Company's Certificate of Incorporation, which provides that the Board has the right to determine the officers of the corporation and their titles, duties and terms of office. This provision further provides that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." As the proposed by-law seeks to qualify the Board's power under Article Sixth, Section 4, it conflicts with the Company's Certificate of Incorporation, and thus violates Delaware law.

Second, Article IV, Section 2 of the Company's By-Laws provide that only the Board of Directors may remove, with or without cause, any officer. The implementation of the proposed by-law would require that Mr. Blake be removed as Chairman of the Board. This would be inconsistent with Article IV, Section 2 as it was not the Board that had removed Mr. Blake, and therefore is contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing *H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)*) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'").

Finally, the Employment Agreement provides that Mr. Blake will serve as Chairman and Chief Executive Officer of the Company, and that the Company has the right to terminate the agreement with or without cause at any time. Therefore, the removal of Mr. Blake, even without cause, requires the Board to exercise it business judgment and terminate the contract. Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the other party for the resulting damages. *Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960).* As the implementation of the Proposal requires the removal of Mr. Blake without the Board taking such action, this compels the Company to breach the express terms of the Employment Agreement.

The Staff has consistently recognized that shareholder proposals which would require a registrant to breach its existing contracts, or otherwise violate applicable law, may be omitted from a registrant's proxy materials. See, 3M Company (Feb. 17, 2004) (proposal that may cause the breach of an existing employment agreement may be excludable under Rule 14a-8(i)(2)); LESCO, Inc. (Apr. 2, 2001) (proposal that would cause breach of an existing employment agreement may be excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); America West Holdings Corporation (Apr. 14, 1998) (proposal that may cause the breach of an existing contract may be excluded under Rule 14a-8(i)(2)); Galaxy Foods Company (Oct. 12, 1999) (a proposal that would cause breach of existing employment agreements excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); Black & Decker Corporation (Jan. 26, 1998) (proposal that may cause the breach of an existing contract may be excluded under Rule 14a8(i)(1)(2)); Coca-Cola Enterprises, Inc. (Jan. 21, 1994) (proposals that would result in breach of company contracts providing for "supplemental income" could be excluded under predecessor to Rule 14a-8(i)(2)); and Citizen's First Bancorp, Inc. (Mar. 24, 1992) (proposal to terminate two executives' severance agreements could be excluded under predecessor to Rule 14a-8(i)(2) because termination would constitute breach of contract in violation of applicable state law).

For the reasons set forth above and in the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the implementation of the Proposal would conflict with the Company's Certificate of Incorporation, be inconsistent with the Company's By-Laws and require the Company to breach the Employment Agreement by terminating Mr. Blake's position as Chairman of the Board. As such, the Proposal may be excluded from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(2).

C. *Rule 14a-8(i)(3) – Proposal Is Vague, Indefinite and Misleading*

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal, nor the company's board of directors in implementing the proposal, would be able to determine, with reasonable certainty exactly what actions or measures the proposal requires. Staff Legal Bulletin No. 14B (Sept. 15, 2004). See, Pennsylvania Power & Light Co., supra (permitting omission of a proposal as "inherently vague and indefinite" unless the Proponent revised the proposal to make certain terms more specific); Woodward Governor Company (Nov. 26, 2003) (permitting omission of a proposal requiring the board to implement a compensation policy for senior executives); Smithfield Foods, Inc. (July 18, 2003) (permitting omission of a proposal requesting that the company prepare a sustainability report); The Procter & Gamble Company (Oct. 25, 2002) (permitting omission of a proposal requesting the creation of a specific type of fund as vague and indefinite because neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company

(July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (Jan. 12, 1990) (permitting omission of a proposal relating to noninterference with policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is inherently vague and indefinite because it fails to provide guidance on how it should be implemented. The Proposal directs the Company to separate the roles of Chairman of the Board and Chief Executive Officer but indicates it shall be done in a manner that "does not violate any contractual obligation of the Corporation." If approved by shareholders, the Proposal may never be implemented in a manner consistent with shareholder expectations. The By-Laws would be amended to include the Proposal but the Company would not immediately split the roles of Chairman and Chief Executive Officer due to the Employment Agreement that the Company entered into with Mr. Blake, the current Chairman and Chief Executive Officer, which provides he will serve as Chairman and Chief Executive Officer. Further, the Company would never be obligated to split the roles of Chairman and Chief Executive Officer if it enters into a contract that guarantees a person will hold both offices. This literal application of the proposed amendment renders the Proposal meaningless and cannot be the intent of the Proposal.

The Company, however, cannot determine how the Proposal is intended to be implemented consistent with shareholder expectations. One interpretation is that the Proposal intends to require the Company to terminate the Employment Agreement and require the Company not to enter into any future agreements that provide for one person to hold both offices. But, as discussed in Section B, the Company is not free to breach its contractual obligations.

A second possible interpretation is that the Proposal intends to require the Company to amend or terminate the Employment Agreement in a manner consistent with its terms to allow the Board to split the roles of Chairman and Chief Executive Officer. To require that the Board undertake such action, however, is impermissible, as discussed in Section B and further in Section D.

The possible interpretations of how to implement the Proposal renders it either meaningless or improper. Therefore, for the foregoing reasons, the Proposal is so inherently vague and indefinite that it may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).

D. Rule 14a-8(i)(6) – Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company would lack the power or authority to implement the proposal. As discussed in

Section B above, the Company does not have the power or authority to implement the Proposal because (i) the proposed by-law would be void due to its implementation violating the Company's Certificate of Incorporation and hence Delaware law, (ii) it conflicts with the Company's By-Laws, and (iii) it would compel the Company to breach existing contractual obligations. The Staff has noted that proposals that would result in the company breaching existing contractual obligations may be excludable under Rule 14a-8(i)(6). Staff Legal Bulletin No. 14B (Sept. 15, 2004). See, e.g., Selective Insurance Group, Inc. (Mar. 23, 2003); NetCurrents, Inc. (June 1, 2001).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(6).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

10/12/07
Date

cc: James C. Snyder, Jr.
Corporate Secretary
PH: 770 433-8211
Fax: 770 384-2356
F: 770-384-5552
F: 770-384-2739

[HD: Rule 14a-8 Proposal, November 27, 2007]

3 – Separate the Roles of CEO and Chairman

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

It is the role of our CEO and management to run the business of our company. Meanwhile it is the role of the Board of Directors to provide independent oversight of our CEO and management. Our CEO should not be his own boss while managing our company's business. Under the leadership of the Chairman, the board should give strategic direction and guidance and represent the best interests of shareholders in maximizing value.

More companies are recognizing the separation of Chairman and CEO to be a sound corporate governance practice. Also several respected institutions recommend separation. The Council of Institutional Investors adopted a Corporate Governance Policy which recommends, "The board should be chaired by an independent director."

Separate the Roles of CEO and Chairman
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 17, 2007

The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, Georgia 30339

Re: Shareholder Proposal of William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by William Steiner (the "Proponent") dated November 27, 2007, which the Proponent has requested to be included in the proxy statement of the Company for its next annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation"); (ii) the By-Laws of the Company, amended and restated on May 23, 2007 (the "By-Laws"); (iii) the Proposal and its supporting statement; and (iv) the employment agreement of Francis S. Blake, dated January 23, 2007 (the "Employment Agreement").

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

[HD: Rule 14a-8 Proposal, November 27, 2007]
3 – Separate the Roles of CEO and Chairman

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

It is the role of our CEO and management to run the business of our company. Meanwhile it is the role of the Board of Directors to provide independent oversight of our CEO and management. Our CEO should not be his own boss while managing our company's business. Under the leadership of the Chairman, the board should give strategic direction and guidance and represent the best interests of shareholders in maximizing value.

> More companies are recognizing the separation of Chairman and CEO to be a sound corporate governance practice. Also several respected institutions recommend separation. The Council of Institutional Investors adopted a Corporate Governance Policy which recommends, "The board should be chaired by an independent director."
>
> **Separate the Roles of CEO and Chairman**
> **Yes on 3**

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Because contracts are a matter of state law, the Staff has noted that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both." Staff Legal Bulletin No. 14 (Sept. 15, 2004). In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's shareholders, (ii) implementation of the Proposal, if adopted by the Company's shareholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, if implemented, would violate Delaware law, is beyond the power and authority of the Company to implement and is, in our opinion, not a proper subject for action by the shareholders of the Company under Delaware law.

DISCUSSION

I. The Proposal, if implemented, would violate Delaware law and the Company lacks the power or authority to implement it.

A. Implementation of the Proposal would conflict with provisions of the Certificate of Incorporation.

Because the Proposal purports to provide for an amendment to the By-Laws that would conflict with the Certificate of Incorporation, the Proposal, if adopted by the shareholders, would be invalid under the General Corporation Law of the State of Delaware (the "General Corporation Law"). Section 109 of the General Corporation Law requires that by-law provisions not be "inconsistent with the law or with the certificate of incorporation." 8 Del. C. § 109(b). Accordingly, the Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is void. For example, in Centaur Partners, IV v. National Intergroup, Inc., the Delaware Supreme Court found that a proposal for a by-law that provided that it "is not subject to an amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority in the certificate of incorporation to amend the by-laws and hence would be invalid even if adopted by the shareholders. 582 A.2d 923, 929 (Del. 1990). Thus, the Court held that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Id.; see also Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) ("[by-law provision] violates Delaware law only because it is contrary to the Certificate [of Incorporation]"); Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972); Prickett v. Am. Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

Article Sixth, Section 4 of the Company's Certificate of Incorporation provides that the Board of Directors "shall have the right . . . to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board . . . and each of its members, including without limitation . . . the determination by resolution of the Board of Directors of the officers of the corporation and their respective titles and duties, the determination by resolution of the Board of Directors of the manner of choosing the officers of the Corporation and the terms of their respective offices." That provision further states that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." The Proposal, on the other hand, provides for the By-Laws to be amended to require that the CEO and Chairman of the Board be different individuals and that the Chairman shall be a director who is independent from the Company. The proposed by-law would therefore conflict with the Board's power set forth in the Certificate of Incorporation to determine the officers of the Company and to set the titles, duties and terms of office of such officers, as well as the corresponding prohibition against by-laws adopted by shareholders qualifying the foregoing. Thus, implementation of the Proposal would violate the Company's Certificate of Incorporation and would therefore contravene the General Corporation Law. In addition, since the contemplated by-law would be a "nullity", as the Delaware Supreme Court indicated in Centaur Partners, the Company would not have the power or authority to implement it.

B. Implementation of the Proposal would be inconsistent with the By-Laws.

On January 23, 2007, the Company entered into the Employment Agreement with Francis S. Blake, whereby it agreed to have Mr. Blake serve as Chairman of the Board and CEO of the Company. Specifically, the Employment Agreement provides that Mr. Blake will serve as "Chairman & Chief Executive Officer, effective January 2, 2007, reporting directly to the Company's Board of Directors." It further states that "[t]his letter should not be construed, nor is it intended to be a contract of employment for a specified period of time, and the Company reserves the right to terminate this agreement with or without cause at any time. The Company will provide, and you agree to provide the Company, with 30 days' prior written notice of any termination of your employment hereunder."

The Proposal would amend Article III, Section 2 of the Company's By-Laws to require that the roles of CEO and Chairman of the Board be held by different individuals. Implementation of the Proposal would thus require the removal of Mr. Blake since he currently serves as both the CEO and Chairman. However, Article IV, Section 2 of the By-Laws provides that "[a]ny officer may be removed with or without cause at any time by the Board of Directors." The proposed by-law requires that Mr. Blake be removed from his positions and is thus inconsistent with Article IV, Section 2 which provides that the Board, in its discretion, may remove an officer of the Company. Since the Board has not removed Mr. Blake, the Proposal conflicts with Article IV, Section 2 of the By-Laws and, accordingly, is contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'"). Additionally, because carrying out the by-law amendment would violate Article IV, Section 2 of the By-Laws, the Company lacks the power or authority to implement it.

C. Implementation of the Proposal would cause the Company to breach existing contractual obligations or unilaterally modify the Employment Agreement in violation of Delaware law.

The Employment Agreement appointing Mr. Blake as Chairman of the Board and CEO of the Company provides that "the Company reserves the right to terminate this agreement with or without cause at any time." Thus, removal of Mr. Blake, even without cause, requires the Board to exercise its business judgment and terminate the contract. Implementation of the Proposal and the by-law amendment, however, necessitates the removal of Mr. Blake without the Board taking such action. Since the proposed by-law mandates that the Chairman and CEO be different persons and since the Board of Directors has not exercised the Company's right to terminate the Employment Agreement in accordance with its terms, the implementation of the Proposal, would result in a breach of the terms of the Employment Agreement. Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960). The Company's breach of the Employment Agreement resulting from the implementation of the Proposal and amendment of the By-Laws will violate state law and monetary damages may be awarded. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.5.3 at GCL-I-89 (2007-1 Supp.) (citing Salaman v. Nat'l Media Corp., 1992 WL 808095, at *6 (Del. Super. Ct. Oct. 8, 1992)) ("Generally, bylaws have the force of a contract between the corporation and the directors and bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights."); see, e.g., Bowers v. Columbia Gen. Corp., 336 F. Supp. 609, 619 (D. Del. 1971).

Alternatively, modification of the Employment Agreement by the Company so as to remove Mr. Blake from either his position as CEO or his position as Chairman also violates the rule of Delaware law that contracts may not be unilaterally modified. See, e.g., First State Staffing Plus, Inc. v. Montgomery Mut. Ins. Co., 2005 WL 2173993, at *8 (Del. Ch. Sept. 6, 2005) ("[A]ny amendment to a contract, whether written or oral, relies on the presence of mutual assent and consideration."); Sersun v. Morello, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration."); DeCecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) (same). In either circumstance, implementation of the Proposal would cause the Company to violate Delaware law.[1]

II. The Proposal is not a proper subject for action by shareholders under the General Corporation Law.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the shareholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the

[1] We note that the Proponent has attempted to avoid the breach of contract issue described above by including in the proposed by-law amendment that "[t]his by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation." In our view, this language merely acknowledges that implementation of the proposed amendment would cause the Company to breach existing contractual obligations, but does not remedy this problem as there is no way to implement the amendment without removing Mr. Blake. Nor does this language resolve the conflict between the proposed by-law amendment and Article Sixth of the Certificate of Incorporation or Article IV of the By-Laws.

board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of shareholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). Further, Section 142 of the General Corporation Law expressly authorizes the board of directors to determine the titles and duties of the officers who will execute the day-to-day business of the corporation. Section 142(a) provides, in relevant part, as follows:

> Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . .

8 Del. C. § 142(a).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78 (Del. Ch. July 14, 1998) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain shareholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by shareholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

If the Proposal is adopted by the Company's shareholders the Board of Directors must act to remove Mr. Blake from his position as CEO and/or Chairman, regardless of the Board's judgment as to whether such removal is in the best interests of the Company and its shareholders. The Proposal therefore interferes with the managerial discretion of the Board and conflicts with its statutorily-imposed responsibility to exercise its business judgment in making decisions on matters that pertain to the business and affairs of the Company, such as the retention or removal of officers. In addition to the Board's power and authority to manage the business and affairs of the Company, provisions of the Company's By-Laws and Certificate of Incorporation also allocate to the Board the authority to determine, in its discretion, the removal of officers of the Company. Shareholder approval of the Proposal would prevent the Board from exercising its independent business judgment to determine whether the Company's CEO and Chairman should be removed. In sum, the Proposal would impermissibly restrict the Board in the exercise of its duty to manage the business and affairs of the Company including its capacity to remove officers, in contravention of Section 141(a) of the General Corporation Law and the Company's By-Laws and Certificate of Incorporation, insofar as it would mandate that the Board remove the Chairman and CEO, regardless of the Board's best judgment in that regard.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented would violate Delaware law, that the Company lacks the authority to implement it and that the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the state of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent's representative in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/MRW

EXHIBIT C

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

January 23, 2007

Mr. Francis S. Blake
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Frank:

I am pleased to confirm The Home Depot, Inc.'s (the "Company") offer and your acceptance of your appointment to Chairman & Chief Executive Officer, effective January 2, 2007, reporting directly to the Company's Board of Directors. Your new base annual salary will be $975,000, payable in equal biweekly installments, commencing January 29, 2007.

In addition to your base salary, you will continue to participate in the Management Incentive Program ("MIP") in accordance with its terms. Beginning in fiscal year 2007, your annual incentive target will be equal to 200% of your base salary, based upon achieving established goals. You will also continue to participate in the Company's Long-Term Incentive Plan ("LTIP") in accordance with its terms. Beginning with the fiscal year 2007—2009 plan, your LTIP target will be equal to 100% of your base salary as of the beginning of the plan. To be eligible for payment of any MIP or LTIP incentive, you must be employed on the day on which the incentive is paid (unless your termination of employment is due to death, disability or Retirement as provided by the terms of the MIP and LTIP plan documents).

Following your acceptance of this agreement, at the next regularly scheduled meeting of the Company's Board of Directors in February 2007, you will receive a grant of Performance Shares under the 2005 Omnibus Stock Incentive Plan equal to the greatest number of whole shares of the Company's common stock resulting from dividing $2,500,000 by the closing stock price on the grant date. The payout of the Performance Share award will depend on the Company's total shareholder return ("TSR") percentile ranking, compared to the TSR ranking of individual companies included in the S&P 500 Index, at the end of the three year performance period commencing with Fiscal 2007. The target award payout is 100% at the 50th percentile ranking, 300% at the 100th percentile ranking and 25% at the 26th percentile ranking. Payout is interpolated for results between these percentile rankings. There is no payout for rankings below the 26th percentile. Earned shares will be issued to you as soon as administratively practical after the end of the performance period, free and clear of restrictions, subject to the standard provisions of the plan and award document. To be eligible for payment of the Performance Shares, you must be employed at the time the shares are paid; provided, however, that in the event of your employment termination due to death, disability or retirement, in each case at or after age 60 with at least 5 years of continuous service with the Company, you will be eligible to receive any Performance Shares that otherwise would have been paid to you had your employment continued through the payment date. In the event your employment ends due to death or disability during the 3-year performance period and before you are retirement eligible at age 60 with 5 years of continuous service, you or your estate will be eligible for a prorated portion of the Performance Shares that otherwise would have been paid to you had your employment continued through the payment date.

Following your acceptance of this agreement, at the next regularly scheduled meeting of the Company's Board of Directors in February 2007, you will receive a grant of nonqualified stock options under the 2005 Omnibus Stock Incentive Plan equal to the greatest number of whole shares of the Company's common stock resulting from dividing $2,500,000 by the product of the closing stock price on the grant date and 27.25%, with an exercise price equal to the closing stock price on the grant date. The options will vest and become fully exercisable on the later of the first anniversary of the grant date and the date the closing stock price has been 25% greater than the exercise price of the options for thirty consecutive trading days (the "Target Closing Stock Price"). The options will expire on the earlier of (i) employment termination for any reason other than death, disability or Retirement, (ii) five years from the grant date if the Target Closing Stock Price is not achieved by such date or, otherwise, (iii) ten years from the grant date. You will have 3 months after employment termination, and before expiration of the option, to exercise any vested portion of the award. However, in the event of your retirement at or after age 60 with at least 5 years of continuous service, or your death or disability at any time, your options will continue to vest pursuant to the foregoing vesting schedule and, if vested before the fifth anniversary of the grant date, may be exercised until the tenth anniversary of the grant date as noted above; provided, however, in the event that your employment ends due to death or disability before you are retirement eligible at age 60 with 5 years of continuous service, your options may only be exercised for one year following the later of the vesting date or the date of termination of your employment.

The above equity awards are in lieu of any equity awards that you would have received at the time of the Company's broad-based annual equity awards in March 2007.

In addition to the standard benefits package for salaried associates, as an executive officer of the Company, you will continue to be eligible to participate in the benefits provided to our executive officers, including but not limited to a death benefit only insurance policy, the Company's executive life insurance program, and our lease car program. You are also eligible to continue participation in the Supplemental Executive Choice Program, which provides you with an annual supplemental benefit allowance. You can use this annual allowance to purchase additional disability or life insurance benefits, personal excess liability insurance, or you can use it to reimburse yourself for financial services or health care expenses not covered under our standard health plans.

The Company requests that, where practicable, you travel by use of Company aircraft or charter aircraft, for security purposes. However, you may elect to travel by commercial aircraft when you deem appropriate. Also, to accommodate your travel schedule, your family shall be allowed to travel aboard the Company's aircraft, provided however, such personal use of the Company's aircraft will require the inclusion in your taxable income of an amount equal to the related benefit of such accommodation. Such inclusion shall be made as required under the Internal Revenue Code and related regulations. The Company will provide a tax gross-up for your family's personal use of the aircraft only when the Company requests their attendance at a business meeting or other Company event.

Also, for security purposes, you will be provided with personal and home security by the Company's Corporate Security Department, as considered necessary by such department.

You agree that you shall not, without the prior express written consent of the Executive Vice President, Human Resources of the Company, engage in or have any financial or other interests in, or render any service in any capacity to any competitor or supplier of the Company or its parents, subsidiaries, affiliates, or related entities during the course of your employment with the Company. Notwithstanding the foregoing, you shall not be restricted from owning securities of corporations listed on a national securities exchange or regularly traded by national securities dealers, provided that such investment does not exceed 1% of the market value of the outstanding securities of such corporation.

In the event your employment with the Company is terminated for any reason, you agree not to disclose any Company proprietary or confidential information to any future employer or third party or to take any such information, regardless of whether the information is in printed, written, or electronic form.

All payments described in this letter will be subject to applicable payroll and income tax withholding and other applicable deductions.

This letter should not be construed, nor is it intended to be a contract of employment for a specified period of time, and the Company reserves the right to terminate this agreement with or without cause at any time. The Company will provide, and you agree to provide the Company, with 30 days' prior written notice of any termination of your employment hereunder. This letter supersedes and replaces your previous employment letters, including but not limited to the letter dated February 5, 2002.

In the event that any provisions of this letter shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of this letter shall not in any way be affected or impaired thereby.

We are excited about the opportunities that your leadership will bring to this role. Enclosed are duplicate originals of this letter. Please countersign one original and return it to us. The other original is for you.

Sincerely,

THE HOME DEPOT, INC.

Bonnie G. Hill, Chair
Leadership Development & Compensation Committee

pc: Dennis Donovan
Frank Fernandez
Tim Crow

I accept this appointment to Chairman & Chief Executive Officer:

Francis S. Blake
Date Signed: 1/23/07

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Regarding the company December 17, 2007 no action request, the company did not submit a no action request regarding this identical or nearly identical proposal, believed drafted by an attorney familiar with Delaware law, that the company published in its 2007 definitive proxy and which received a 33%-vote:

SHAREHOLDER PROPOSAL REGARDING CHAIRMAN AND CEO

(ITEM 11 ON THE PROXY CARD)

American Federation of State, County and Municipal Employees, located at 1625 L. Street, N.W., Washington, D.C. 20036, is the beneficial owner of 13,449 shares of the Company's common stock and has submitted the following resolution:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The text of the 2008 rule 14a-8 proposal is identical or nearly identical:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The company decision to not submit a no action regarding the identical 2007 proposal is significant because the company does not hesitate to file no action requests. The following Home Depot no action request index shows 22 entries for a 3-year period:

Subject Company	WSB No.	Public Avail. Date	Links
Home Depot, Inc. (Recon.)	0416200704	03/29/2007	Full-Text, Abstract
Home Depot, Inc.	0312200720	03/07/2007	Full-Text, Abstract
Home Depot, Inc.	0305200754	03/02/2007	Full-Text, Abstract
Home Depot, Inc.	0305200757	02/28/2007	Full-Text, Abstract
Home Depot, Inc.	0305200745	02/26/2007	Full-Text, Abstract
Home Depot, Inc.	0212200723	02/08/2007	Full-Text, Abstract
Home Depot, Inc.	0205200737	02/05/2007	Full-Text, Abstract
Home Depot, Inc.	0212200716	02/05/2007	Full-Text, Abstract
Home Depot, Inc.	0129200741	01/29/2007	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1226200603	03/22/2006	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1226200604	03/22/2006	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1218200625	03/09/2006	Full-Text, Abstract

Home Depot, Inc. (Chevedden) 0130200604 01/26/2006 Full-Text, Abstract
Home Depot, Inc. (Steiner) 0130200603 01/26/2006 Full-Text, Abstract
Home Depot, Inc. 0808200504 08/05/2005 Full-Text, Abstract
Home Depot, Inc. (Recon.) 0404200508 03/31/2005 Full-Text, Abstract
Home Depot, Inc. 0307200557 03/07/2005 Full-Text, Abstract
Home Depot, Inc. 0307200520 02/28/2005 Full-Text, Abstract
Home Depot, Inc. 0228200515 02/22/2005 Full-Text, Abstract
Home Depot, Inc. 0222200501 02/17/2005 Full-Text, Abstract
Home Depot, Inc. 0222200502 02/16/2005 Full-Text, Abstract
Home Depot, Inc. 0214200511 02/10/2005 Full-Text, Abstract

Furthermore the company clearly does not like the topic of this proposal and it was foreseeable to the company last year that the 2007 proposal would receive a significant vote. Yet the company still did not attempt to exclude last year's proposal on any basis whatsoever.

Additionally the company does not claim that there is a crucial change in Delaware law during the past year that now triggered its no action request.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Further responding to the company December 17, 2007 no action request, the company has not shown any violation of law if Mr. Blake chooses to take either the Chairman or CEO position exclusively at the time that this proposal would be implemented.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On December 17, 2007, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") (the "No-Action Request"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"). The Proposal provides for an amendment to the Company's By-Laws requiring the separation of the positions of Chairman of the Board and Chief Executive Officer.

On December 28, 2007, Mr. John Chevedden, the Proponent's representative, submitted a letter to the Staff (the "December 28 Letter"). In the December 28 Letter, Mr. Chevedden stated that the Company did not submit a no-action request regarding a nearly identical proposal it received for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proposal").

The purpose of this letter is to respond to the December 28 Letter. Under Rule 14a-8, a company may, in its discretion, seek exclusion of a shareholder proposal brought under Rule 14a-8 if it falls within one of the categories for exclusion. The fact that the Company decided not to seek exclusion of the 2007 Proposal has no bearing on whether the Company should be granted concurrence to exclude the Proposal from its 2008 Proxy Materials. This year, the Company elected to exercise its discretion under Rule 14a-8 to seek exclusion of the Proposal from its 2008 Proxy Materials. The Company's No-Action Request states, among other things, that the Proposal constitutes an impermissible interference with management of the Company by shareholders and shifts the power to remove officers to shareholders and the implementation of the Proposal would violate Delaware law as it results in conflict with the Company's Certificate of Incorporation and

By-Laws and requires the Company to breach the employment agreement between the Company and Mr. Francis S. Blake, the Company's Chairman and Chief Executive Officer.

In sum, the Company believes that it may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8. The Company submits that its decision not to seek exclusion of the 2007 Proposal is irrelevant for purposes of the Staff's consideration of the No-Action Request.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. Chevedden, in accordance with Rule 14a-8(j), informing him of the Company's response to the December 28 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Responding to the company December 17, 2007 no action request and January 3, 2008 letter, the company has not shown any violation of law if Mr. Blake chooses to take either the Chairman or CEO position exclusively at the time that this proposal would be implemented or would seek employment at another company. When Robert Nardelli left Home Depot before the end of his contract as Chairman and CEO in January 2007 there was no breach of employment agreement issue whatsoever.

Additionally, Staff Legal Bulletin No. 14 provides an alternative to excluding a resolution:

> 5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?
>
> We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

The proposal amends Home Depot's bylaws to require that the chairman of the board be an independent director, as defined in the proposal.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Home Depot to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Home Depot relies.

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END